Exhibit 1.01
CONFLICT MINERALS REPORT OF KIMBALL ELECTRONICS, INC.
For the reporting period from January 1, 2017 to December 31, 2017
As used herein, the terms “Company,” “Kimball Electronics,” “we,” “us,” or “our,” refer to Kimball Electronics, Inc., the Registrant, and its subsidiaries.
This Conflict Minerals Report (the “Report”) of Kimball Electronics, Inc. has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for the reporting period from January 1, 2017 to December 31, 2017 (the “Reporting Period”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.
This Report has not been audited nor is an independent private sector audit required for this Report under the Rule or existing SEC guidance.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.
After conducting our reasonable country of origin inquiry, briefly described below, we have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period may contain necessary Conflict Minerals that originated, or may have originated, in the Covered Countries and that they are not or may not be from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of those necessary Conflict Minerals that may have originated in the Covered Countries for the Reporting Period.
Company Overview
Kimball Electronics provides manufacturing services which include inputs such as engineering and supply chain services utilizing common production and support capabilities globally to the automotive, medical, industrial, and public safety end markets with a primary focus on producing electronic assemblies, to our customers’ specifications, that have high durability, quality, reliability, and regulatory compliance requirements.
Description of the Company’s Products Covered by this Report
We have determined that certain of our operations manufacture products containing Conflict Minerals that are necessary to the functionality or production of those products. This Report relates to the Company’s products: (i) which contain Conflict Minerals that are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted for manufacture, by the Company; and (iii) for which the manufacture was completed during calendar year 2017 (the “Covered Products”).
The Covered Products for this report include the following:
•Electronic assemblies
•Medical disposables

The Company’s Reasonable Country of Origin Inquiry
As noted above, we determined that necessary Conflict Minerals were contained in certain of our products covered by this report during the Reporting Period. Because of this determination, we conducted a reasonable country of origin inquiry (“RCOI”), which was reasonably designed to determine whether any of the necessary Conflict Minerals in our Covered Products originated or may have originated in a Covered Country or came from recycled or scrap sources.
For the Reporting Period, we surveyed approximately 1,707 direct suppliers who potentially contributed necessary Conflict Minerals for the Covered Products. We sent each of them a Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (the “CFSI”) and asked them to complete the template. Of those surveyed, approximately 75% responded to the survey representing approximately 69% of total procurement activity (dollar spend) of those suppliers. As a result of those responses, we have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period may contain necessary Conflict Minerals that originated, or may have originated, in the Covered Countries and know, or have reason to believe, that those necessary Conflict Minerals may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary Conflict Minerals.
The Company’s Due Diligence Process
Design of Due Diligence Framework
As required by the Rule, our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition including related Supplements (“OECD Framework”).
Due Diligence Measures Performed
The following is a description of the due diligence measures we performed for the Reporting Period.

1.	Establish Strong Company Management Systems

a.
We have an internal Conflict Minerals compliance team that includes representatives from global procurement, manufacturing, finance, and legal, with overall support from executive leaders. The compliance team has conducted internal training sessions educating internal personnel on the requirements of the Rule.

b.	We have a policy relating to Conflict Minerals, incorporating the standards set forth in the OECD Framework.

c.	We established separate internal non-compliance guidelines for addressing those suppliers who do not respond to our request for information.

d.
We utilize a Conflict Minerals compliance platform, designed to be a simple process for the suppliers to submit compliance data, provide data tracking and reporting, identify risks in the supply chain, and to provide additional educational resources for the supply chain.

2.	Identifying and assessing risk in the supply chain

a.
We sent the CFSI Conflict Minerals Reporting Template to approximately 1,707 direct suppliers who potentially contributed necessary Conflict Minerals for the Covered Products in order to collect information on the country of origin, source and chain of custody of any Conflict Minerals, as well as information on all smelters or refiners in their supply chain. To identify risks related to necessary Conflict Minerals in our Covered Products, we took the following actions:

i.	Educated direct suppliers, as necessary, on the Rule and outlined the Company’s Conflict Minerals Policy and the Company’s expectations on responsible supply chain sourcing;

ii.	Conducted a supply-chain survey with those direct suppliers using the most recent version of the CFSI Conflict Minerals Reporting Template;

iii.	Reviewed the supply-chain surveys received from direct suppliers;

iv.
Compared the smelter information provided by our direct suppliers in the supply-chain surveys to multiple sources including the CFSI Conflict Minerals Reporting Template’s Smelter Reference List, CFSI’s Conflict-Free Smelters & Refiners, and the CFSI’s Active Smelters & Refiners;

v.
Followed up with direct suppliers who indicated high risk smelters in their supply chain via their CFSI Conflict Minerals Reporting Template and requested an in-depth analysis of their data and verification if in fact the smelter is present in their supply chain; and

vi.	Followed up with direct suppliers who did not respond to the survey or who provided incomplete information.

3.	Design and implement a strategy to respond to identified risks

a.
As we received completed CFSI Conflict Minerals Reporting Templates from our direct suppliers, the Conflict Minerals compliance team periodically reported status updates of our analysis to our executive management.

b.
For any supplier responses that were inconsistent with our Company policy regarding the sourcing of Conflict Minerals, we attempted to work with the supplier and also our customers, where the supply chain has been established by our customer, to seek remedies for non-compliance.

4.	Carry out an independent third party audit of smelter’s/refiner’s due diligence practices

a.
The Company does not conduct its own audits of the smelters and refiners identified by our suppliers as being in their supply chain and instead relies on audits by independent third parties. The Company also supports audits conducted by third parties by urging our suppliers to gather information from their suppliers in order to accurately complete the Conflict Minerals Reporting Template.

5.	Report Annually on Supply Chain Due Diligence

a.	We publicly report our Form SD and this Report on our Company’s website at investors.kimballelectronics.com.
Results of Our Review
Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters, or refiners. We must therefore rely on our suppliers, many of whom are not obligated to file a Conflict Minerals report, to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, we believe that the smelters and refiners of the Conflict Minerals are best situated to identify the source of Conflict Minerals, and therefore have taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.
Facilities used to process the necessary Conflict Minerals
During the course of our due diligence on the source and chain of custody of our necessary Conflict Minerals, we have collected information on some, but not all, of the smelters and refiners in our supplier’s supply chain. However, through our due diligence, we were unable to obtain sufficient information to determine with certainty the facilities used to process the necessary Conflict Minerals in the supply chain for our Covered Products and, therefore, are unable to disclose the facilities used to process the necessary Conflict Minerals in our Covered Products.
Country of Origin
Because sufficient information to identify a portion of the smelters/refiners and the countries of origin of Conflict Minerals was not provided by our suppliers, we were unable to trace and determine the country of origin of the necessary Conflict Minerals used in our Covered Products.
Efforts to determine the mine or location of origin
We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary Conflict Minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary Conflict Minerals in its Covered Products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide the information about the mine or location of origin of the necessary Conflict Minerals in our Covered Products. As a result of the information obtained from our suppliers, we were unable to determine the mine or location of the necessary Conflict Minerals contained in our Covered Products.
Steps Taken and Being Taken to Mitigate Risk
We have taken or are taking the following steps to mitigate the risk that our necessary Conflict Minerals benefit armed groups and to improve the results of our due diligence measures:

•
Continue to request assistance from our customers to encourage cooperation with our good faith RCOI and related due diligence in situations where our customers require us to source materials and components from specific suppliers;

•
Continue to educate our direct suppliers on the rule and reporting obligations imposed by Form SD and the SEC regarding conflict minerals. In addition, as new suppliers are added, work with these new suppliers to ensure that they understand the rule and related reporting requirements;

•	Continue to engage with suppliers, with assistance from our compliance platform, to obtain updated, accurate, and complete information about the supply chain;

•
Continue to compare the list of smelters provided by our suppliers in the supply chain surveys to the evolving list of smelters who have been designated as “compliant” or “active” through independent smelter validation programs and request non-compliant or non-active smelters to participate in an audit through an independent smelter validation program;

•	Continue to send requests to certain medium to high risk smelters to provide Country of Origin information;

•	Continue to cooperate with industry groups seeking to identify best practices for a good faith RCOI and related due diligence; and

•	Continue to encourage suppliers to implement responsible sourcing and effective traceability measures.
Forward-Looking Statements
Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks, and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2017, (2) the outcome of legal challenges to the Rule, (3) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers, and (4) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.